Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

March 31, 2022
(in € m.)
Debt (1), (2) :
Long-term debt	143,414
Trust preferred securities	518
Long-term debt at fair value through profit or loss	4,394
Total debt	148,326

Shareholders' equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,292
Retained earnings	13,825
Common shares in treasury, at cost	(260)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	(431)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(217)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL, net of tax	(5)
Foreign currency translation, net of tax	108
Unrealized net gains from equity method investments	(4)
Total shareholders' equity	58,597
Equity component of financial instruments	8,312
Noncontrolling interest	1,756
Total equity	68,665
Total capitalization	216,991

1

1 € 734 million (0.5)% of our debt was guaranteed by the German government as of March 31, 2022 related to legacy positions assumed in the context of the Postbank takeover.

2 € 62,426 million (42%) of our debt was secured as of March 31, 2022.

Due to rounding, numbers may not add up precisely to the totals provided.

2